HAITONG INTERNATIONAL SECURITIES (USA) INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
(CONFIDENTIAL PER RULE 17a-5(e)(3))

YEAR ENDED DECEMBER 31, 2019

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HAITONG INTERNATIONAL SECURITIES (USA) INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

C O N T E N T S

NOTE 1 -   ORGANIZATION

Haitong International Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Haitong International (BVI) Limited, a company owned by Haitong International Securities Group Limited (the "Parent"), within the Haitong Securities Group of companies.

The Company is a registered broker-dealer under the U.S. Securities Exchange Act of 1934 of the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On April 27, 2018, the Company became a member of the National Association of Securities Dealers Automated Quotations ("NASDAQ") and is a market maker in equities. The Company markets globally branded research on international companies listed on global stock exchanges to institutional investors primarily in the United States. The Company also executes securities transactions through 15a-6 chaperoning arrangements and through a clearing agreement in a sub-account arrangement with their affiliate, in addition to providing services to another affiliate in relation to management fee sharing agreement for Fixed Income Products and Corporate Finance services. The Company has exited a business for distribution of asset management products in the United States. (See Note 5).

The Company has incurred losses from operations. Haitong International Securities Group Limited, the ultimate Parent has indicated that it will provide additional capital if needed.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii).

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

CONCENTRATIONS OF CREDIT RISK

Cash consists of deposits at three banks. Bank deposits at two banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2019, cash and certificate of deposit balances in excess of Federally insured funds amounted to $16,202,112. No losses have been incurred to date.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents.

CERTIFICATE OF DEPOSIT

Certificate held for investment is included in the Statement of Financial Condition and has a maturity date of September 19, 2020. The certificate of deposit is held with one of the same banks as the cash balances.

REVENUE RECOGNITION

During 2019, revenue from contracts with customers consisted of:

Revenue earned at a point in time

Commission income earned through commission sharing agreements	$1,445,005
Commission income earned through 15a-6 chaperoning agreements	1,809,726
Commission income earned through trading services	1,074,381
Fund distribution service income	409,243
Corporate Finance management fee earned through service agreement	1,109,762
Fixed Income Product service management fee earned through service agreement	2,088,742
Total	$7,936,859

Revenue earned over time

Data service income	$ 60,000

Commission income earned through commission sharing arrangements
The Company earns commissions from globally branded research and other investment services it provides on international companies listed on global stock exchanges to its clients. Commissions earned are determined either by contractual agreed rates or by an assessment of the value of the research to the customer.

All commissions earned through trading services or commission sharing arrangements with other broker-dealers, who execute the transactions and then allocate to the Company a percentage of commissions generated, per the customers' instructions, on an annual or other periodic basis.

Revenues are recognized once the Company has been notified of the amount they are being allocated, as the performance obligation of providing research has already been satisfied at this time, and the related commissions to be allocated to the Company have been determined.

Generally, payment is received within a month of the invoice being issued to the paying party.

Commission income earned through 15a-6 chaperoning arrangements
The Company earns commissions through trading securities for U.S. institutional investors through a chaperoning agreement with its foreign affiliate, Haitong International Securities Company Limited ("HISCL"). Revenue is determined by multiplying an agreed commission rate by the volume of trades executed. The Company's performance obligation is satisfied on the trade date of the security transactions because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership are transferred to/from the customer. Payment for services is received the following month.

Commission income earned through trading services
The Company earns revenue from trading stocks for their U.S. institutional investors and HISCL's non-U.S. investors through a clearing agreement in a sub-account arrangement with Revenue is determined based on an agreed commission rate multiplied by the volume of trades executed. The Company's performance obligation is satisfied on the trade date of the security transactions because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership are transferred to/from the customer. Payments for services are included in the intercompany loan balance between the Company and HISCL, and are remitted to the Company from time to time.

Fund Distribution Service Income
The Company is compensated for services provided in the United States to foreign affiliate Haitong International Asset Management (HK) Limited ("HIAML") for services provided to HIAML in relation to their distribution of asset management products in the United States. The performance obligation is satisfied at the point in time the services are provided.

The Company bills HIAML for all costs incurred in providing the services, plus a 10% mark-up. Payments for services are received on a monthly basis.

As of June 2019, Haitong International Securities USA Inc. has discontinued this line of business.

Fixed Income Product Service Fee Income

In February 2019, the Company entered into a contract with its foreign affiliates Haitong International Securities Company Limited and Haitong International Financial Products Limited for the reimbursement of costs plus a 10% mark-up related to the fixed income business of the Company. The fixed income group performs services on behalf of the affiliate in trading emerging markets fixed income positions, establish relationship and obtain orders from Institutional investors that will seek to buy and sell emerging markets fixed income securities and identification of sourcing of market information, research and opportunities. The performance obligation is satisfied as the related expenses are incurred. Payments are received monthly for the previous months services.

Corporate Finance Advisory Fee Income

The Company earns income for services rendered to its affiliate Haitong Securities USA LLC in relation to the affiliate's corporate finance advisory operations. The fees represent time spent by Company employees in servicing the affiliate in securing the successful completion of the affiliates various IPO deals. The performance obligation is satisfied as the related services are provided. Payments for services are received after the related deals are closed and allocation computations have been completed.

Data service income

The Company provides data information and related software licensing ("Data Service") to one of their customers. The fees for these services is $5,000 a month. The customer remits payments for three months of services in advance, which the Company earns over time during the following three months.

Interest income

Interest income is recognized when earned.

Trading profit (losses)

Trading gains and losses are recognized on a trade date basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures financial instruments generally in nature at their carrying values, which approximately is at fair value based on quoted market prices. The Company has categorized its financial instruments measured at fair value into a three level classification in accordance to Topic 820, "Fair Value Measurement" of Level 1, Level 2 & Level 3.

The Company holds long and short-term equities, which will be applicable only to Level 1 category. See Note 11 for additional information on how the Company values its financial instruments.

ALLOWANCE FOR BAD DEBTS

Receivables from brokers are recognized and carried at original value less an allowance for doubtful accounts. It is the policy of Company management to review the outstanding accounts receivable as well as the bad debt write-offs, collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. No such allowances existed at December 31, 2019.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DEPRECIATION

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

INCOME TAXES

The Company is a C-Corporation and is subject to Federal, state and local income taxes. The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that such tax rate changes are enacted.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2016.

STOCK-BASED COMPENSATION PLANS

Employees of the Company participate in certain share-based plans of Haitong International Securities Group Limited. The Company determines the fair value of these options on the date of the grant. The Company accounts for such share-based payments in accordance with FASB Accounting Standard Codification ("ASC") guidance to be recognized in the statement of operations on a straight-line basis over the requisite service period based on their grant date fair values, with a corresponding credit to additional paid-in capital. For options that vest based on performance criteria, the fair value on grant date is determined based on the management's assessment of the probability of achieving the criteria. If such criteria are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

Where the terms and conditions of the options are modified before they vest, the increase in the fair value of the options, measured as the difference between immediately before and after the modification, is charged to the statement of operations on a straight-line basis over the remaining vesting period. Similarly, where existing options are cancelled and replaced by new options with different terms, the increase in the fair value of the options, measured as the difference between the fair value of new options and the fair value of the existing options as of the date of their cancellation, is also charged to the statement of operations on a straight-line basis over the remaining vesting period of the new options.

SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the Statement of Financial Condition date through March 2, 2020, the date of the financials statements were available to be issued, to determine whether any of these events or transactions were required to be recognized or disclosed in the financial statements.

NOTE 3 -   RECEIVABLE FROM CLEARING ORGANIZATIONS

At December 31, 2019, the balance at the clearing firms consisted of entirely cash balances.

NOTE 4 -   RECEIVABLE FROM BROKERAGE CLIENTS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment ("DVP") basis. Receivables from brokers represent amounts due from these firms.

NOTE 5 -   RELATED-PARTY TRANSACTIONS

During 2019, the Company was allocated $687,055 in expenses through a transfer pricing policy (the "Policy') with its Parent and its affiliates located in Europe and Asia (the "Group") in relation to their Institutional Equity Department ("IED") business lines. Under the terms of the Policy, additional revenue or expenses are allocated to all Group members based on their IED income proportional to their related IED staff costs. Revenue streams that are included within the IED transfer pricing policy computation are commissions earned through commission sharing arrangements of $1,445,005 commissions earned through 15a-6 arrangements of $1,809,726, commission earned through trading services of $1,074,381, and data service income of $60,000.

The Company has entered into a 15a-6 chaperoning arrangement with their Hong Kong affiliate, HISCL. During 2019, the Company earned $1,809,726 commissions from 15a-6 transactions, and incurred $785,190 in related clearing fees, paid directly to HISCL.

The Company earns commission income and related clearing expenses through a clearing agreement that it has entered into with Citigroup Global Markets Inc. in a sub-account arrangement thru its affiliate HISCL. During 2019, the Company recognized $1,074,381 in commissions earned through this clearing agreement and incurred $336,835 in related clearing charges.

In March 2018, the Company entered into an expense sharing agreement (the "Agreement") with affiliate, Haitong Securities USA LLC. Under the terms of the Agreement, the Company will reimburse Haitong Securities USA LLC for the Company's portion of personnel, occupancy, and communications expenses incurred by Haitong Securities USA LLC. The initial term of the Agreement is for one year, at which time it will automatically renew for successive one-year terms, unless terminated by either party. During 2019, the Company incurred $2,766,651 in expenses under the agreement, which included rent expense of $974,237.

In July 2018, the Company entered into a service agreement with affiliate HIAML. The Company provides services to HIAML in relation to HIAML's distribution of asset management products in the United States.

Under the terms of the agreement, HIAML compensates the Company for all services incurred, plus a 10% mark-up. During 2019, the Company earned $409,243 through this agreement. In July 2019, the service agreement was terminated.

In February 2019, the Company entered into a service agreement with affiliates Haitong International Securities Company and Haitong International Financial Products Limited. The Company provides services to these affiliates in relation to the trading of emerging markets fixed income products in the United States. Under the terms of the agreement, the affiliates compensates the Company for all related expenses plus a 10% mark-up. The initial term of the agreement is for one year, at which time it will automatically renew for successive one-year terms. During 2019, the Company earned $2,088,742 through this agreement.

During 2019, the Company earned $1,109,762 for services rendered to affiliate Haitong Securities USA LLC in relation to their corporate finance advisory operations. The fees represented time spent by the Company employees in servicing and assisting its affiliate.

In October 2018, the Company entered into an expense sharing agreement with Haitong International Financial Solutions ("HTIFSL") whereby HTIFSL provides information technology and market data services in relation to the Company's operations. During 2019, no expenses were incurred under this agreement.

At December 31, 2019, the Company had the following balances with its Parent and affiliates, which are non-interest bearing and due on demand:

Due from Haitong International Securities Co Ltd. HK	$ 993,313
Due from Haitong International Financial Products Ltd	129,770
Due to Haitong International Securities Group Ltd	(269,486)
Due to Haitong International Financial Solutions	(231,000)
Net total	$ 622,597

At December 31, 2019, the accrued expenses and other liabilities balance included a payable to Haitong Securities USA LLC for the amount of $316,329.

In December 2019, the Parent assumed $2,578,030 of the Company's liabilities payable to affiliates, and contributed the balance to the Company's capital.

NOTE 6 -   SUBORDINATED DEBT

In April 2019, the Company entered into a subordinated loan agreement with the Parent with a principal balance of $16,640,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purpose of computing net capital.

The accrued interest payable at December 31, 2019, was $374,400. The maturity date for this subordinated loan is April 4, 2034.

NOTE 7 -   REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's regulatory net capital was $16,720,078, which exceeded the required regulatory net capital by $16,470,078. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2019 was 0.16 to 1.

NOTE 8 -   INCOME TAXES

The provision for income taxes (benefit) for the year consists of the following:

Deferred tax expense (benefit) related to operating loss Carryforwards	$ (1,789,293)
Less: Valuation allowance	1,789,293
Total provision for income taxes	$ --

The Company's deferred tax assets at December 31, 2019 before valuation allowance are $4,103,053, which is due to net operating loss carryforwards for tax purposes. The deferred tax asset and associated valuation allowance increased by $1,789,293 for 2019. The Company maintains a 100% valuation allowance of $4,103,053 at December 31, 2019 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized.

Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2019, the Company had available net operating losses of approximately $13,308,000. The Federal net operating loss carryforwards are comprised of approximately $6,275,000 from years prior to 2018 which can be used to fully offset future taxable income and begin to expire in 2026, and approximately $7,033,000 in carryforwards from the years ended December 31, 2018 and December 31, 2019, which are subject to annual taxable limitations and do not expire and will carryforward indefinitely. State and local net operating losses begin to expire 2026.

Due to ownership changes in prior years, and recent Federal tax law changes the amount of net operating losses available for use in any year may be limited.

The income tax provision recorded in 2019 was due to state and local minimum taxes and tax on minimum capital.

NOTE 9 -   SHARE-BASED PAYMENTS

Haitong International Holding (UK) Limited ("Prior Parent Company"), formerly Japaninvest Group plc, issued performance-based options in 2014. The underlying shares were listed on the Mothers Market on The Tokyo Stock Exchange. Effective March 31, 2015, the prior Parent Company based in the U.K. was acquired by the current Parent Company based in Hong Kong (see summary of business and significant accounting policies). Under the acquisition agreement, terms of options issued prior to that date were modified. Due to the modification of the terms, certain performance options which were issued in 2014 are deemed to be deferred compensation arrangements with liability award treatment on the Parent Company's books. As the options would be settled by the affiliate of the Parent Company, on the Company's books these awards were recorded to additional paid-in capital. As the liability is fixed, these options are not revalued and the change in value on date of modification is being recorded by the Company as non-cash compensation expense on a straight-line basis over the vesting period, which ranged from 40 months to 64 months ending on December 31, 2019. None of these options vested. Compensation expense for options totaling $29,970 that were expected to vest in 2019 were reversed in 2019 because these options were cancelled.

In 2016, the Parent Company issued 73,412 performance awards in shares to the employees of the Company. These options vest over a three-year period on a straight-line basis. The value of these awards is the market value of the shares of the Parent Company on the stock exchange.

As the awards would be settled by the Parent Company, on the Company's books these awards are recorded to additional paid-in capital. The expense related to these shares awards is being recorded on straight-line basis over the vesting period of the awards. All of these awards vested, of which 24,470 vested during 2019.

The company recognized compensation of $3,437 in 2019, based on the weighted average grant-date fair value of $ 0.56 per share. No new options or shares were issued during 2019.

The Company recorded a net non-cash stock compensation expense credit related to these awards of $21,115 with a corresponding debit to additional paid-in capital. The net credit is due to the reversal of non-cash compensation expense recorded in prior years as certain 2014 performance options did not vest in 2019.

At December 31, 2019, there are no outstanding awards as all awards issued have vested or cancelled.

NOTE 10 -   OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and customer's broker with which it conducts business. The clearing brokers have not extended credit to introduced customer accounts, and therefore, at December 31, 2019, there were no amounts to be indemnified to clearing brokers for customer accounts.

NOTE 11 -   FINANCIAL INSTRUMENTS

Following are descriptions of the valuation method and indication of the level of the fair value hierarchy in which the assets or liabilities are classified:

Equities – Level 1 financial instruments owned and securities sold yet purchased consist of financial instruments whose value are based on quoted market prices. Following table summarizes the valuation of financials instruments by levels as of December 31, 2019:

	Total	Level 1	Level 2	Level 3
Assets:				
Financial instruments owned, at fair value				
Equities	$1,320,761	$1,320,761	$ -	$ -
Liabilities:				
Financial instruments sold, but yet purchased, at fair value				
Equities	$(1,316,245)	$(1,316,245)	$ -	$ -

SUPPLEMENTAL SCHEDULES

HAITONG INTERNATIONAL SECURITIES (USA) INC.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2019

Total stockholder's equity	$1,560,060
Add:	17,014,400
Total capital and allowable subordinated borrowings	18,574,460
Deductions and/or charges:	
Less: Non-allowable assets:	
Receivable from brokerage clients less allowable fail to deliver	22,250
Due from affiliates	1,123,083
Furniture and equipment - net	1,916
Prepaid expenses	253,915
Deposits and other assets	103,283
Total non-allowable assets	1,504,447
Haircuts on securities:	
Equities	346,022
Certificates of deposit	3,913
Total haircuts on securities	349,935
Net capital	$16,720,078
Computation of basic net capital requirement:	
Minimum required net capital (6.67% of aggregate indebtedness or $250,000, whichever is greater)	$250,000
Excess of net capital over minimum required	$16,470,078
Schedule of aggregate indebtedness:	
Accrued expenses and other liabilities	$2,147,284
Due to Parent and affiliates	500,486
Total aggregate indebtness	$2,647,770
Ratio of aggregate indebtedness to net capital	0.16 to 1
Reconciliation with the Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2019):	
Net Capital as reported in the Company Part IIA (unaudited) Focus Report	$16,496,755
Decrease in non-allowable assets	222,285
Decrease in net loss	22,153
Decrease in additional paid-in capital	(21,115)
Net capital per above	$16,720,078

See report of independent registered public accounting firm.

HAITONG INTERNATIONAL SECURITIES (USA) INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt under Sections (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See report of independent registered public accounting firm.

HAITONG INTERNATIONAL SECURITIES (USA) INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities during the year ended December 31, 2019.

See report of independent registered public accounting firm.

HAITONG INTERNATIONAL SECURITIES (USA) INC.
ANNUAL EXEMPTION REPORT PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2019

Haitong International Securities (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii).
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii). throughout the most recent fiscal year without exception.

Haitong International Securities (USA) Inc.

I, Sean Forbes, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ＿＿＿＿＿＿＿＿＿＿

Title: President & CFO

Date: ＿＿＿＿＿＿＿＿＿

See report of independent registered public accounting firm.